EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

07045947

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2006

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

RECD S.E.C.
FEB 2 8 2007
1086

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying financial statements of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2006 and 2005 and for the year ended October 31, 2006 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

Member of
Deloitte Touche Tohmatsu

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2006 AND 2005 (IN THOUSANDS)

ASSETS:	2006	2005
NONINTEREST-BEARING CASH	$ 391	$ -
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	167,107	156,698
Deere & Company Common Stock Fund	84,494	81,039
Fidelity Intermediate Bond Commingled Pool	4,661	4,939
Fidelity Mutual Funds	275,223	244,047
Fidelity BrokerageLink Accounts	22,723	19,103
Loans to participants	7,828	7,198
Total investments	562,036	513,024
ACCRUED INCOME AND OTHER RECEIVABLES	531	-
TOTAL ASSETS	562,958	513,024
LIABILITIES:		
Due to broker	854	749
Other liabilities	480	-
	1,334	749
NET ASSETS AVAILABLE FOR BENEFITS	$ 561,624	$ 512,275

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2006 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 31,575
Employer	1,986
Total contributions	33,561
INVESTMENT INCOME:	
Net appreciation in fair value of investments	47,552
Interest and dividends	28,483
Net investment income	76,035
TOTAL ADDITIONS	109,596
DEDUCTIONS:	
Benefits paid to participants	60,216
Net transfers to affiliate plans	31
TOTAL DEDUCTIONS	60,247
INCREASE IN NET ASSETS	49,349
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	512,275
End of year	$ 561,624

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED OCTOBER 31, 2006

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan Trustee, Investment Manager, and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings or losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and net earnings thereon. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2006 and 2005, forfeited nonvested accounts totaled $45,366 and $32,087, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2006, employer contributions were reduced by $5,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 23 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed 54 months (10 years if the loan proceeds are used to purchase a primary residence). Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund and participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2006 and 2005 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2006	1,365,251	$ 61.89
October 31, 2005	1,826,843	44.36

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund invests in variable rate bank and investment funds that reset rates quarterly and utilizes synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Blended Interest Fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the Blended Interest Fund, in thousands, was $165,320 and $154,372 at October 31, 2006 and 2005, respectively. The crediting interest rate was 4.50 percent and 3.94 percent at October 31, 2006 and 2005, respectively. The average yield for the year ended October 31, 2006 was 4.29 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2006 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2006 and 2005.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2006 and 2005 are as follows (dollars in thousands):

	2006	2006 Percent of Net Assets	2005	2005 Percent of Net Assets
Deere & Company Common Stock Fund*	$ 84,494	15 %	$ 81,039	16 %
Fidelity Growth Company Fund*	30,199	5	28,267	6
Fidelity Magellan Fund*	49,605	9	50,140	10
Fidelity Puritan Fund*	32,782	6	29,600	6
Spartan U.S. Equity Index Advantge Fund*	49,505	9	49,127	10

During the year ended October 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $47,552 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund*	$ 29,521
Fidelity Puritan Fund*	2,382
Fidelity Magellan Fund *	(7,045)
Fidelity Equity Income Fund*	1,842
Fidelity Growth Company Fund*	3,722
Fidelity OTC Portfolio*	2,053
Fidelity Overseas Equity Fund*	3,032
Fidelity Asset Manager 50% Fund*	198
Fidelity Asset Manager 70% Fund	602
Fidelity Asset Manager 20% Fund	79
Fidelity Diversified International Fund*	1,221
Fidelity Small Cap Independent Fund*	568
Fidelity Freedom Income Fund*	10
Fidelity Freedom 2000*	5
Fidelity Freedom 2010*	159
Fidelity Freedom 2020*	179
Fidelity Freedom 2030*	166
Fidelity Freedom 2040*	125
Fidelity Freedom 2005*	14
Fidelity Freedom 2015*	73
Fidelity Freedom 2025*	64
Fidelity Freedom 2035*	58
Spartan U.S. Equity Index Advantage Fund*	6,532
Fidelity BrokerageLink Accounts*	1,758
Fidelity Intermediate Bond Commingled Pool*	234
	$ 47,552

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 992,545 and 1,335,510 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $43 million and approximately $58 million at October 31, 2006 and 2005, respectively. During the year ended October 31, 2006, the Plan recorded dividend income of approximately $2 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an agent of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND		
ARGF 05-1A A1 4.02% 4/09	300,000	$ 296
ARGF 05-2A A1 4.54% 5/09	310,000	308
ACCR 03-2 A1 4.23% 10/33	112,292	109
ACCR 03-3 A1 4.46% 12/33	110,773	107
ACE 03-HS1 M1 1ML+75 6/33	25,000	25
ACE 03-NC1 M1 1ML+78 7/33	50,000	50
ACE 03-HE1 M1 1ML+65 11/3	51,837	52
ACE 04-FM1 M1 1ML+60 9/33	41,248	41
ACE 05-SD1 A1 1ML+40 11/5	28,640	29
ACE 02-HE1 M1 1ML+65 6/32	56,774	58
ARMT 04-2 7A3 1ML+40 2/35	43,371	44
ABCMT 06-1 A1 5.15 10/10	210,000	210
ABCMT 2006-A3 A3 5.3 5/12	1,000,000	1,009
ALLSTATE 2.5% 6/20/08	40,000	39
ALLSTATE LIFE MTN 4.25 9/	750,000	742
AGFC SR MTN 4.625 5/15/09	285,000	286
AMCAR 2006-AF A3 5.56 9/1	250,000	254
AMCAR 04-1 B 3.7 1/09	17,422	17
AMCAR 04-CA A4 3.61% 5/11	75,000	74
AMCAR 04-DF A4 3.43 7/11	190,000	186
AMCAR 05-1 B 4.48% 11/09	215,000	214
AMCAR 05-CF A4 4.63 6/12	370,000	368
AMCAR 05-DA A3 4.87 12/10	335,000	335
AMCAR 06-1 A3 5.11 10/10	155,000	155
AMCAR 06-1 B 5.2 3/11	20,000	20
AMCAR 06-BG A3 5.21 10/11	95,000	95
AMCAR 06-BG A4 5.21% 9/13	192,510	194
AMSI 03-3 M1 1ML+80 3/33	2,595	3
AMSI 04-R2 M1 1ML+43 4/34	35,000	35
AMSI 04-R2 M2 1ML+48 4/34	25,000	25
ABSHE 03-HE6 M1 1ML+65 11	105,000	106
ABSHE 04-HE3 M1 1ML+54 6/	50,000	50
ASSOCIATES 6.875 11/15/08	130,000	138
ASSOC-NA GLBL 6.25 11/01/	150,000	158
BACM 05-5 A1 4.716 8/10	259,160	258
BACM 05-6 A1 5.001 9/47	161,337	162
BACM 04-6 XP CSTR 12/42	1,686,584	33

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BACM 00-2 A2 7.1975 9/32	95,000	101
BACM 05-1 A2 4.64% 11/42	350,000	348
BACM 2003-2 A2 4.342 3/41	320,000	315
BACM 05-3 A2 CSTR 7/43	360,000	354
BACM 04-2 A2 3.52% 11/38	250,000	242
BACM 05-3 XP CSTR 7/43	3,832,463	72
BACM 04-4 A3 4.128% 7/42	165,000	161
BACM 05-4 A1 4.432 7/45	197,538	195
BACM 05-4 XP CSTR 7/45	2,167,557	21
BACM 04-5 XP CSTR 11/41	2,188,560	46
BOAMS 05-E 2A7 CSTR 6/35	180,000	177
BACM 2006-4 A1 CSTR 5/11	54,302	55
BACM 2006-4 XP CSTR 7/46	7,395,000	174
BACM 06-5 A1 5.185% 7/11	90,000	91
BACM 2006-5 A2 5.317 10/1	525,000	530
BACM 2006-5 XP .832% 9/47	2,795,000	92
BANKAMER 7.8 2/15/10 GLBL	395,000	432
BANK ONE TEXAS 6.25 2/15/	550,000	563
BANK ONE GLBL 6 8/01/08 D	400,000	412
BOIT 04-B2 B2 4.37% 4/12	300,000	295
BOIT 04-A6 A6 3.94 4/16/1	530,000	517
BALL 05-ESHA X1 CSTR 7/20	8,040,000	53
BAYERISCHE LAND 5.65 2/01	455,000	465
BAYC 04-2 A 1ML+43 8/34	130,621	131
BAYC 04-3 A1 1ML+37 1/35	152,509	153
BAYC 04-3 A2 1ML+42 1/35	38,127	38
BAYC 04-3 M1 1ML+50 1/35	38,127	38
BSCMS 04-ESA A3 4.741 5/1	195,000	194
BSCMS 04-ESA C 4.937 5/16	250,000	250
BSCMS 04-ESA D 4.986 5/16	35,000	35
BSCMS 04-ESA E 5.064 5/16	470,000	471
BSCMS 04-PWR5 A2 4.254 7/	160,000	157
BSCMS 04-PWR5 X2 CSTR 7/4	1,178,395	41
BSCMS 04-T16 A3 4.03 2/46	375,000	365
BSCMS 04-T16 X2 CSTR 2/46	791,245	26
BSCMS 04-PWR6 X2 CSTR 11/	991,829	27
BSCMS 03-PWR2 A3 4.83 5/3	120,000	119
BSCMS 03-T12 X2 CSTR 8/39	701,019	13
BSABS 04-BO1 M2 1ML+75 9/	95,000	96
BSARM 05-6 1A1 CSTR 8/35	339,820	342

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSCMS 05-PWR9 A1 4.498 9/	313,482	310
BSCMS 05-PWR9 X2 CSTR 9/4	6,166,144	119
BSCMS 05-T20 A1 4.94 10/4	278,015	278
BSCMS 06-PW13 A1 5.294 09	366,731	370
BSCMS 06-PW13 X2 .447 9/4	2,480,000	62
BSCMS 2006-T24 X2 CSTR 10	2,555,000	62
BRHEA 06-A A2R 5.03 12/41	440,000	442
CDCMC 03-HE3 M1 1ML+70 11	61,194	62
CD 06-CD2 A1 5.3020 1/46	270,278	272
CITEC 05-VT1 A4 4.36 11/1	55,000	54
CITEC 06-VT1 A3 5.13 12/0	485,000	486
CNH 05-A A4B 4.29% 6/12	155,000	153
CNH 05-B A3 4.27 1/10	360,000	356
CPS 06-A 1A2 5.22 1/10	90,000	90
COMM 05-C6 A2 CSTR 6/44	320,000	321
COMM 05-C6 XP CSTR 6/44	4,306,907	34
CNH 06-B A3 5.2% 6/10	245,000	245
CPS 06-C A3 5.14% 1/11	90,000	90
CWL 04-3 M1 1ML+50 6/34	50,000	50
CWHL 02-25 2A1 5.5 11/17	70,881	71
CARAT 06-1 A3 5.03 10/09	65,000	65
CARAT 2006-SN1A A3 5.31 1	255,000	256
CARAT 2006-SN1A A4A 5.32	290,000	292
CARAT 2006-SN1A B 5.5 4/1	25,000	25
COAFT 05-BSS B 4.32 5/10	165,000	163
COAFT 05-C A4A 4.71 6/12	500,000	497
COAFT 05-D A3 4.81 3/10	150,000	150
COAFT 06-A A3 5.33% 11/10	385,000	387
COMET 04-B6 B6 4.155 7/12	280,000	274
COPAR 05-1 B 4.58 8/15/12	235,000	232
COAFT 2006-B A3A 5.45 2/1	400,000	403
COPAR 06-2 A4 4.94% 7/12	210,000	210
CTCDO 04-1A A2 1ML+45 7/3	80,000	80
CFAT 2006-A A4 5.62% 8/11	485,000	485
CD 06-CD3 XP CSTR 10/48	8,355,000	213
AESOP 05-1A A1 3.95% 4/08	200,000	197
CHAIT 05-B2 B2 4.52 12/10	1,590,000	1,575
CITIGROUP GLBL 3.625 2/09	935,000	914
CCCIT 05-B1 B1 4.4 9/10	385,000	382
CCCIT 06-B2 B2 5.15% 3/11	370,000	373

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CGCMT 04-C2 XP CSTR 10/41	948,305	34
CGCMT 05-EMG A2 4.2211 9/	115,000	113
COMM 99-1 A2 6.455 5/32	489,175	500
COMM 01-J2A A1 5.447 7/34	444,852	451
COMM 06-CN2A A2FX 5.449 2	200,000	203
COMM 04-LB4A XP CSTR 10/3	2,844,945	74
COMM 05-LP5 A2 4.63 5/43	380,000	376
COMM 05-LP5 XP CSTR 5/43	2,122,726	30
CMAC 98-C2 B CSTR 9/30	405,000	413
CMAT 99-C1 A3 6.64 1/32	80,000	83
GCCFC 2006-GG7 A1 5.7435	206,856	212
CPS 2006-B A3 5.73% 6/16	155,000	157
CPS 2006-B A4 5.81% 6/15	180,000	184
CSFB 01-CK3 A3 6.4 6/34	110,221	113
CSFB 99-C1 A2 7.29 9/41	456,117	477
CSFB 2002-CP5 A1 4.106 12	309,406	303
CSFB 03-C5 A3 4.429 12/36	280,000	274
CSFB 03-C4 A3 CSTR 8/36	160,000	158
CSFB 2004-C1 A2 3.516 1/3	380,000	371
CSFB 04-C1 A3 4.321 1/37	140,000	136
CSFB 04-C4 ASP CSTR 10/39	1,063,971	42
CSFB 04-C3 ASP CSTR 7/36	3,209,694	73
CSFB 05-C1 ASP CSTR 2/38	2,307,075	35
CSFB 05-C2 ASP CSTR 4/37	1,866,329	45
CSMC 06-C4 ASP CSTR 9/39	12,600,000	412
DLJCM 98-CG1 A1B 6.41 6/3	128,222	130
DLJCM 99-CG1 A1B 6.46 3/3	275,000	283
DLJCM 99-CG2 A1B 7.3 6/32	90,000	95
DCAT 2006-C A2 5.25% 5/09	205,000	206
DRT 00-1A A2 6.971% 3/10	156,804	165
DRIVE 06-1 A2 5.49% 8/09	120,000	120
DRIVE 06-1 A3 5.49% 5/11	200,000	202
DRIVE 05-3 A3 4.99 10/10	330,000	329
DRIVE 06-2 A-3 5.33% 4/14	305,000	307
DRVT 2006-A A3 5.501 11/1	205,000	206
FHLM ARM 4.889 3/3 847126	10,296	10
FHLM ARM 3.94 3/34 1B1568	174,838	172
FHLM ARM 4.314 12/ 1B2670	37,290	37
FHLM ARM 4.106 12/ 1B2699	14,399	14
FHLM ARM 4.33 10/3 1B2048	44,241	44

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 4.497 6/3 1B2907	70,346	70
FHLM ARM 4.307 5/3 847408	48,550	48
FHLM ARM 4.55 2/35 1G0068	38,793	38
FHLM ARM 4.37 3/35 1G0125	41,440	41
FHLM ARM 4.401 2/3 1G0103	92,819	91
FHLM ARM 4.444 3/3 1G0133	20,487	20
FHLM ARM 4.504 3/3 1G0145	40,095	40
FHLM ARM 4.941 11/ 1J1228	126,032	126
FHLM ARM 5.26 1/36 1J1274	130,751	131
FHLM ARM 4.93 9/35 1K1215	118,003	117
FHLM ARM 5.34 6/35 1L0097	100,113	100
FHLM ARM 4.40 8/35 1L1225	529,673	526
FHLM ARM 5.885 6/3 1L1275	44,412	45
FHLM ARM 5.034 4/3 1N0002	134,935	135
FHLM ARM 5.37 12/3 1N0106	136,321	137
FHLM ARM 5.62 12/3 1N0117	212,238	215
FHLM ARM 5.62 1/36 1G1820	266,387	268
FHLMC 4.48% 9/19/08	695,000	693
FHLM ARM 5.085 9/3 789806	69,973	71
FHLM ARM 5.676 4/3 789284	3,828	4
FHLG 20YR 5.50% 4/24 #	198,462	198
FHLG 20YR 5.50% 7/23 #	275,839	275
FHLG 7.00 11/11 #E20271	137,244	142
FHLM ARM 4.819 10/ 1B0610	5,484	6
FHR 2382 MB 6% 11/16	240,517	246
FHR 2425 JH 6% 3/17	138,493	142
FHLM ARM 4.441 2/3 781229	29,167	29
FHLM ARM 4.28 3/34 781344	170,115	168
FHLM ARM 4.13 12/3 782916	29,903	30
FHLM ARM 4.985 8/3 782926	14,014	14
FHLM ARM 4.232 1/3 782988	86,705	86
FHLM ARM 4.434 2/3 783032	56,611	56
FHLM ARM 4.307 3/3 783067	29,899	30
FHLM 4.625% 12/19/08	7,607,000	7,696
FNR 94-85 H 6 6/09	348,954	351
FNR 96-28 PK 6.5 7/25	120,000	126
FNR 96-40 J 6 12/08	421,883	424
FNMA 6.25% 2/01/11 SUBS	340,000	361
FNMA 3.7% 11/01/07-05	190,000	191
FNMA 3.25% 8/15/08	790,000	773

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 4% 9/02/08 SUBS	1,600,000	1,582
FNMA 3.375% 12/15/08	13,555,000	13,316
FNMA 20YR 5.50% 11/22	31,045	31
FNMA ARM 4.25 2/35 255658	18,941	19
FNMA 4.00 9/18 #254919	343,340	328
FNMA 20YR 5.50% 4/25	129,846	130
FNMA 6.50 6/14 #323794	448,727	460
FNMA 7.00 11/14 #535006	186,611	195
FNMA 7.00 3/15 #535200	116,683	122
FNMA 7.00 4/16 #535879	8,959	9
FNMA 6.50 2/17 #545449	126,700	130
FNMA 6.00 1/18 #555303	750,914	768
FNMA ARM 4.305 8/3 555696	33,516	33
FNMA ARM 4.428 7/3 555923	130,542	130
FNMA 6.00 4/16 #573453	14,839	15
FNMA 6.00 9/16 #602893	7,706	8
FNMA 6.00 10/16 #611923	3,776	4
FNMA 7.00 2/16 #619196	20,156	21
FNMA 6.50 5/17 #641261	180,278	185
FNMA ARM 4.710 10/ 648938	3,959	4
FNMA ARM 4.986 11/ 668236	13,906	14
FNMA ARM 4.732 10/ 668509	3,689	4
FNMA ARM 4.925 12/ 677026	2,789	3
FNR 02-18 PE 5.5 6/16	520,000	523
FNR 03-24 PB 4.5 12/12	282,490	281
FHR 2587 WG 4.5 8/15	356,512	354
FHR 2590 NT 5% 4/16	210,000	210
FNR 03-81 NY 4.5 9/16	515,000	503
FNR 03-123 AB 4 10/16	322,793	314
FNR 2003-122 TU 4% 5/16	354,092	349
FNR 2004-3 BA 4% 7/17	31,966	31
FHR 2626 NA 5 6/23	230,000	229
FHR 2635 DG 4.5% 1/18	541,649	530
FNR 2004-86 KC 4.5% 5/19	69,783	68
FNR 04-91 AH 4.5% 5/29	176,301	172
FHR 2677 LC 4.5 6/15	160,000	158
FHR 2702 AB 4.5% 7/27	660,000	648
FHR 2786 GA 4 8/17	213,233	206
FHR 2780 A 4% 12/14	508,405	494
FHR 2809 UA 4 12/14	102,015	100

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNR 06-49 CA 6% 2/31	370,183	376
FHR 2885 PC 4.5 3/18	225,000	220
FHR 2901 UM 4.5% 1/30	668,690	656
FNR 2006-64 PA 5.5% 2/30	375,746	378
FHRR R001 AE 4.375% 4/15	287,461	282
FHR 3081 CT 5.5% 4/24	421,356	425
FHR 3077 GA 4.5% 8/19	343,484	337
FNR 2006-77 PD 6.5% 10/30	424,909	434
FNMA ARM 3.828 4/3 688969	54,365	54
FNMA ARM 4.646 1/3 689554	10,375	10
FNMA ARM 4.708 2/3 693344	3,231	3
FNMA ARM 4.318 3/3 694530	12,607	12
FNMA ARM 4.801 2/3 695019	20,005	20
FNMA ARM 4.292 3/3 701296	23,621	24
FNMA ARM 3.984 5/3 703915	12,068	12
FNMA ARM 4.079 4/3 708221	7,169	7
FNMA ARM 4.351 6/3 720921	8,671	9
FNMA ARM 3.878 6/3 723633	80,821	80
FNMA ARM 3.836 6/3 723760	12,238	12
FNMA ARM 5.12 1/34 725109	16,055	16
FNMA ARM 4.862 9/3 725855	27,838	28
FNMA ARM 4.832 8/3 725858	19,236	19
FNMA ARM 4.409 10/ 725968	125,294	124
FNMA ARM 4.115 2/3 735343	14,815	15
FNMA ARM 4.162 2/3 735345	29,933	30
FNMA ARM 4.587 2/3 735355	284,945	282
FNMA ARM 4.493 8/3 735360	60,297	60
FNMA ARM 4.357 1/3 735364	15,347	15
FNMA ARM 5.229 8/3 735030	26,048	26
FNMA ARM 4.20 1/35 735162	67,469	68
FNMA ARM 4.62 2/35 735433	87,461	87
FNMA ARM 4.53 3/35 735448	62,565	62
FNMA ARM 4.319 5/3 735538	24,717	25
FNMA ARM 4.177 3/3 735545	95,231	95
FNMA ARM 4.815 12/ 735602	29,095	29
FNMA ARM 4.763 6/3 735689	187,496	188
FNMA ARM 4.402 10/ 735934	212,080	211
FNMA ARM 4.858 10/ 745231	84,246	84
FNMA ARM 4.423 5/3 745049	171,902	173
FNMA ARM 4.898 10/ 745060	36,303	36

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.99 11/3 745064	1,242,340	1,240
FNMA ARM 3.941 6/3 745335	166,779	164
FNMA ARM 5.51 4/36 745672	129,566	131
FNMA ARM 4.64 9/35 745773	116,949	117
FNMA ARM 3.753 10/ 746320	14,851	15
FNMA ARM 4.155 7/3 747270	88,561	87
FNMA ARM 4.055 10/ 749296	18,774	19
FNMA ARM 3.752 10/ 755148	25,051	25
FNMA ARM 4.358 10/ 754672	7,785	8
FNMA ARM 4.294 1/3 759264	21,865	22
FNMA ARM 3.750 1/3 761058	26,588	26
FNMA ARM 3.826 10/ 763199	237,343	234
FNMA ARM 4.250 1/3 765659	29,819	30
FNMA ARM 4.25 2/34 765660	20,167	20
FNMA ARM 4.30 1/34 766886	138,777	138
FNMA ARM 4.057 5/3 768224	7,333	7
FNMA ARM 4.368 2/3 769940	45,652	45
FNMA ARM 4.00 1/35 773225	15,708	16
FNMA ARM 4.021 12/ 773212	14,306	14
FNMA ARM 3.83 1/35 773220	14,381	14
FNMA ARM 3.98 1/35 773221	28,199	28
FNMA ARM 4.12 2/35 773243	31,399	31
FNMA ARM 4.128 2/3 773255	56,960	57
FNMA ARM 4.455 3/3 773281	19,505	19
FNMA ARM 4.51 7/34 780280	87,022	86
FNMA ARM 3.939 10/ 781549	26,304	26
FNMA ARM 3.987 12/ 781575	31,232	31
FNMA ARM 3.786 12/ 781576	14,974	15
FNMA ARM 3.975 11/ 781809	37,164	37
FNMA ARM 4.025 1/3 781871	30,543	30
FNMA ARM 3.791 6/3 783545	91,513	90
FNMA ARM 4.351 1/3 783580	20,063	20
FNMA ARM 4.499 3/3 783587	61,240	61
FNMA ARM 4.4 2/35 #783588	36,688	36
FNMA ARM 4.876 7/3 785318	86,059	86
FNMA ARM 4.85 8/34 790089	78,263	78
FNMA ARM 5.019 9/3 790458	24,364	24
FNMA ARM 4.748 7/3 793028	56,208	56
FNMA ARM 4.74 10/3 794794	80,721	80
FNMA ARM 4.83 9/34 794244	58,538	58

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.82 9/34 794465	55,369	55
FNMA ARM 4.353 10/ 795157	58,557	58
FNMA ARM 3.737 1/3 797416	30,346	30
FNMA ARM 4.202 1/3 797418	38,167	38
FNMA ARM 4.402 11/ 796855	55,411	55
FNMA ARM 4.171 10/ 796843	48,803	48
FNMA ARM 4.96 8/34 796987	195,805	196
FNMA ARM 4.41 12/3 800164	101,966	102
FNMA ARM 4.67 11/3 799727	63,291	63
FNMA ARM 4.85 11/3 799812	53,658	54
FNMA ARM 4.825 12/ 800297	46,541	46
FNMA ARM 4.845 12/ 800335	14,663	15
FNMA ARM 5.00 9/34 801341	288,550	289
FNMA ARM 5.05 7/34 801635	9,488	10
FNMA ARM 4.037 12/ 802854	15,588	16
FNMA ARM 4.324 12/ 802660	14,453	14
FNMA ARM 4.23 11/3 803591	10,020	10
FNMA ARM 4.029 1/3 806167	16,867	17
FNMA ARM 4.127 1/3 806519	29,523	29
FNMA ARM 4.105 1/3 806520	28,305	28
FNMA ARM 4.072 12/ 806640	33,062	33
FNMA ARM 4.17 11/3 806720	24,880	25
FNMA ARM 4.048 1/3 806711	13,576	13
FNMA ARM 4.118 1/3 807221	36,006	36
FNMA ARM 3.913 12/ 809113	16,725	17
FNMA ARM 4.384 1/3 809180	57,059	57
FNMA ARM 5.029 2/3 809463	7,764	8
FNMA ARM 4.625 2/3 809931	57,875	57
FNMA ARM 4.872 1/3 810896	378,090	377
FNMA ARM 4.145 2/3 810415	48,606	48
FNMA ARM 4.57 2/35 811803	13,594	14
FNMA ARM 4.052 2/3 812091	15,571	15
FNMA ARM 4.144 1/3 813569	52,506	53
FNMA ARM 4.118 2/3 813114	15,391	15
FNMA ARM 4.694 11/ 813184	69,768	69
FNMA ARM 4.151 1/3 813170	57,269	57
FNMA ARM 4.197 1/3 813200	31,407	31
FNMA ARM 3.87 1/35 813713	34,887	35
FNMA ARM 3.84 1/35 813714	51,405	51
FNMA ARM 4.023 2/3 813737	17,191	17

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.559 1/3 813842	32,033	32
FNMA ARM 4.508 1/3 813848	24,340	24
FNMA ARM 5.01 4/35 814954	57,648	58
FNMA ARM 4.790 1/3 815323	65,288	65
FNMA ARM 4.653 3/3 816322	9,535	10
FNMA 20YR 5.50% 3/25	399,743	399
FNMA ARM 4.293 3/3 815586	17,239	17
FNMA ARM 4.573 2/3 816591	121,152	121
FNMA ARM 4.80 2/35 816593	65,579	65
FNMA ARM 4.639 2/3 816599	12,522	13
FNMA ARM 4.349 2/3 818857	14,130	14
FNMA ARM 4.934 3/3 819648	35,919	36
FNMA ARM 4.928 2/3 820356	215,815	216
FNMA ARM 4.372 4/3 820407	15,890	16
FNMA ARM 4.725 3/3 820598	147,317	147
FNMA ARM 4.597 6/3 821487	66,620	67
FNMA ARM 4.575 7/3 822002	64,913	65
FNMA ARM 4.302 1/3 827592	16,620	17
FNMA ARM 5.8170 5/ 827781	128,130	129
FNMA ARM 5.10 5/35 827782	60,260	61
FNMA ARM 5.208 5/3 827783	468,927	471
FNMA ARM 5.180 5/3 827785	70,467	71
FNMA ARM 4.520 8/3 829603	38,372	38
FNMA ARM 4.409 5/3 829985	55,237	55
FNMA ARM 5.203 6/3 830605	79,928	80
FNMA ARM 4.555 7/3 832099	75,126	75
FNMA ARM 5.344 7/3 834917	12,297	12
FNMA ARM 5.101 7/3 841837	79,169	80
FNMA ARM 5.349 12/ 843013	28,526	29
FNMA ARM 5.38 2/36 865166	102,151	103
FNMA ARM 5.98 4/36 868793	135,937	138
FNMA ARM 5.839 1/3 879146	165,046	168
FNMA ARM 3.854 10/ 879906	522,576	516
FNMA ARM 6.21 4/36 891332	90,580	93
FNMA ARM 5.53 5/36 896468	44,950	45
FNMA ARM 5.50 5/36 896475	121,954	123
FNMA ARM 6.08 4/36 895834	40,589	41
FHASI 04-FL1 2A1 6ML+30 1	23,660	24
FIAOT 06A A3 4.93 2/15/11	155,000	155
FIRST UNION 6.375 1/15/09	300,000	314

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FULB 97-C2 A3 6.65 11/29	167,110	169
FUNBC 99-C4 A1 7.184 12/3	205,479	208
FIRST UNION BKNT 5.8 12/0	500,000	519
FLEETBOSTON FIN 7.375 12/	235,000	250
FORDO 05-C A4 4.36 6/10	185,000	183
FORDO 06-A A3 5.05% 03/10	155,000	155
FRNK 05-1 A3 4.91% 4/10	102,000	102
FRNK 06-1 A2 5.2% 10/09	285,000	286
FHLT 05-A M1 1ML+43 1/35	50,000	50
GECMC 02-2A A2 4.97% 8/36	400,000	401
GMACC 97-C1 A3 6.869 7/29	49,632	50
GMACC 97-C2 A3 6.566 4/29	27,232	28
GMACC 04-C2 A2 CSTR 8/38	110,000	109
GMACC 2004-C3 A3 CSTR 12/	305,000	299
GMACC 04-C3 X2 CSTR 12/41	1,565,616	36
GMACC 05-C1 A2 CSTR 5/43	175,000	172
GMACC 05-C1 X2 CSTR 5/43	1,975,766	50
GMACC 06-C1 A1 4.975 11/4	196,373	197
GMACC 06-C1 XP CSTR 11/45	2,974,328	27
GMACC 2002-C1 A1 5.785 11	333,321	338
GMACC 2003-C2 A1 4.576 5/	624,118	619
GMACM 2005-AR6 4A1 CSTR 1	1,357,005	1,343
GNII ARM 3.750 1/3 080817	126,549	126
GSMS 03-C1 A2A 3.59% 1/40	210,000	207
GSMS 04-C1 A1 3.659 10/28	291,808	285
GSALT 05-1 A3 4.45 5/10	250,000	248
GECMC 04-C2 A2 4.119 3/40	140,000	137
GECMC 04-C3 A2 4.433 7/39	495,000	489
GE CAP CP MTN 7.5 6/15/09	300,000	325
GEN ELEC CAP CRP 4.125 3/	585,000	581
GECAP MTN 4% 6/15/09	280,000	277
GE CAP MTN 5.25 10/27/09	500,000	503
TOWER 06-1 B 5.588% 2/36	95,000	96
GOLDMAN SACHS 6.6 1/15/12	435,000	469
GOLDMAN SACHS 5% 1/15/11	225,000	226
GOLDMAN SACHS 4.5 6/15/10	155,000	154
GNR 02-37 C 5.878 6/24	200,000	203
GNR 02-35 C CSTR 10/23	32,791	34
GNR 02-9 B 5.881% 3/24	55,546	56
GPMH 01-1 IA 1ML+34 4/32	71,227	71

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GCCFC 03-C1 A2 3.285 7/35	615,000	591
GCCFC 04-GG1 A4 4.755 6/3	250,000	249
GCCFC 05-GG3 A2 CSTR 8/42	175,000	172
GCCFC 05-GG3 XP CSTR 8/42	6,982,556	198
GCCFC 05-GG5 CSTR 4/37	26,375,000	159
HBOS PLC MTN 3.75 9/ 144A	230,000	225
HBOS PLC 5.625 7/20/ 144A	330,000	339
HAT 2006-1 A3 5.43% 6/11	300,000	302
HAT 2006-2 A3 5.61% 8/11	255,000	258
HAT 2006-2 A4 5.67% 6/13	220,000	224
HSBC FIN MTN4.125 3/11/08	735,000	729
HAT 2006-3 A2 5.38% 12/09	140,000	140
HANCOCK JHN GLB 3.75 9/30	250,000	244
HANCOCK JOHN GLB 3.5 1/30	545,000	531
HAROT 05-4 A4 4.6 11/10	315,000	312
HMPT 99-HMTA B 7.3% 8/15	65,000	69
HAT 04-1 A4 3.93 7/11	140,000	138
HOUSEHOLD INTL 5.836 2/15	340,000	346
HAT 05-3 A3 4.8% 10/10	150,000	150
HART 05-A B 4.2 2/12	135,000	133
HART 06-1 B 5.29 11/12	20,000	20
ING SEC LIFE 4.25 1/ 144A	500,000	494
IMM 04-9 M2 1ML+65 1/35	47,042	47
IMM 04-9 M3 1ML+70 1/35	34,770	35
IMM 04-9 M4 1ML+105 1/35	18,408	18
JPMMT 05-A8 2A3 CSTR 11/3	50,000	50
JPMCC 04-CB9 A2 CSTR 6/41	100,000	100
JPMCC 2001-C1 A2 5.464 10	211,421	213
JPMCC 03-CB7 X2 CSTR 1/38	530,114	13
JPMCC 04-CB8 A2 3.837 1/3	340,000	325
JPMCC 04-CBX X2 CSTR 1/37	3,988,824	105
JPMCC 05-LDP2 A2 4.575 7/	175,000	173
JPMCC 05-LDP4 A1 CSTR 10/	211,644	210
JPMCC 05-LDP4 X2 CSTR 10/	13,893,124	122
JPMCC 05-LDP5 A1 5.035 12	272,341	273
JPMART 2006-A A-3 5.18 12	285,000	286
JPMRT 2006-A A4 5.14 12/1	225,000	226
LBCMT 98-C4 A1B 6.21 10/3	318,672	325
LBCMT 99-C1 A2 6.78 6/31	335,000	348
LBUBS 05-C5 XCP CSTR 9/40	9,424,509	168

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBUBS 00-C5 A2 6.51 12/26	535,000	563
LBUBS 01-C2 A2 6.653 11/2	85,000	90
LBUBS 01-C3 A1 6.058 6/20	178,136	182
LBUBS 04-C6 A2 4.187 8/29	170,000	167
LBUBS 04-C6 XCP CSTR 8/36	1,778,281	41
LBUBS 03-C3 A2 3.086 5/27	185,000	180
LBUBS 03-C5 A2 3.478 7/27	665,000	648
LBUBS 03-C7 A3 CSTR 9/27	235,000	231
LBUBS 04-C8 XCP CSTR 12/3	955,092	25
LBUBS 04-C2 A3 3.973 3/29	190,000	181
LBUBS 05-C7 XCP CSTR 11/4	9,679,646	100
LBUBS 06-C1A A1 5.018 2/3	137,793	138
LBUBS 06-C1A A2 5.084 2/3	1,000,000	1,002
LBUBS 206-C1A XCP CSTR 2/	7,950,000	142
LBART NT CL A-3 5.41 CL A	220,000	221
LBART 2006-B A3 5.17 8/11	135,000	136
MILT 05-1 A3 4.83 9/09	345,000	344
MBNAS 05-B4 B4 4.9% 3/11	345,000	344
MSSTR 04-1 1A1 CSTR 8/17	121,952	125
MVCOT 05-2 A 4.6% 10/27	123,217	123
MVCOT 06-2A A 5.417 10/28	160,000	160
MVCOT 06-2A B 5.467 10/28	25,000	25
MASSMUTUAL MTN 2.55 144A	355,000	342
MARM 04-11 1A4 1ML+49 11/	18,424	18
MARM 04-11 2A2 1ML+44 11/	12,409	12
MALT 04-3 3A1 6 4/34	27,987	28
MMLT 04-1 M1 1ML+50 7/34	47,347	47
MATS 05-1 A3 4.10 8/09	380,000	377
MERRILL LYN MTN 4.125 1/1	70,000	69
MERRILL LYN MTN 4.125 9/1	290,000	285
MERRILL LYN MTN 4.831 10/	550,000	547
MLCC 04-B A2 6ML+27 6/29	99,430	100
MLMT 04-MKB1 A2 4.353 2/4	915,000	901
MLMT 04-KEY2 A2 4.166 8/3	300,000	292
MLMT 04-BPC1 XP CSTR 9/41	3,488,781	112
MLMT 05-GGP1 B 4.146 11/1	80,000	79
MLMT 05-GGP1 C 4.208 11/1	70,000	69
MLMT 05-GGP1 D 4.291 11/1	25,000	25
MLMT 05-MKB2 XP CSTR 9/42	899,810	11
MLMT 05-MCP1 A2 4.556 6/4	275,000	271

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MLMT 05-MCP1 XP CSTR 6/43	1,825,732	50
MLMT 05-CIP1 A2 4.96 6/10	405,000	404
MLMT 05-LC1 A1 5.017 1/44	130,560	131
MET LIFE GLBL 2.6 6/ 144A	500,000	482
MET LIFE GLBL 5.75 7 144M	500,000	519
MLCFC 2006-2 A1 5.773 6/4	167,852	171
MLCFC 06-3 XP CSTR 7/46	3,970,000	154
MONUMENTAL GLOB 2.8 144A	750,000	727
JPMC 99-C8 A2 7.4% 7/31	218,045	229
MSC 06-T21 A1 4.925 10/52	205,018	205
MSC 05-IQ9 X2 CSTR 7/56	1,733,039	72
MSC 05-HQ5 X2 CSTR 1/42	2,045,731	26
MSC 98-WF2 A2 6.54 7/30	89,166	91
MSC 98-XL2 A2 6.17 10/34	140,000	143
MSC 98-HF2 A2 6.48 11/30	408,252	417
MSC 99-WF1 A2 6.21 11/31	226,892	231
MSC 03-IQ5 A2 4.09 4/38	88,073	87
MSC 04-HQ4 X2 CSTR 4/40	1,527,092	28
MSC 05-TOP17 X2 CSTR 12/4	1,362,287	38
MSC 04-HQ3 A2 4.05 1/41	140,000	136
MORGAN STLY MTN 5.625 1/0	800,000	823
MORGAN STANLEY 4% 1/15/10	425,000	415
MSDWC 01-PPM A2 6.4 2/31	340,457	351
MSC 2006-T23 A1 5.682 8/4	93,394	95
MSC 2006-HQ9 A1 5.49 7/44	314,891	320
MCFI 98-MC2 A2 6.423 6/30	324,104	329
NCSLT 04-2 AIO 9.75 10/14	215,000	88
NCSLT 05-1 AIO 6.75% 12/0	100,000	20
NCSLT 06-1 A-IO 5.5 4/11	195,000	41
NCSLT 05-3W AIO1 4.8 7/12	505,000	82
NLFC 99-1 C 6.571 1/31	135,000	139
NATIONWIDE BLD 4% 1/15/09	400,000	396
NAVOT 04-B A3 3.13 5/09	124,446	123
NAVOT 05-A A4 4.43 1/14	140,000	138
NY LIFE GLBL MTN 3.875 1/	555,000	546
NALT 04-A A4B 3.18 6/10	61,670	61
NEF 05-1 A5 4.74 10/45	205,000	203
NHEL 04-1 M1 1ML+45 6/34	50,000	50
ONTARIO PROV GLBL 5.5 10/	100,000	101
ONYX 05-B A4 4.34% 5/12	115,000	113

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2006 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
PERF 05-2 A2 5.03 3/14	740,000	745
PACIFIC LIFE 3.75 1/ 144A	400,000	394
PPSI 04-WCW1 M1 1ML+63 9/	80,000	81
PPSI 04-WHQ2 A3E 1ML+42 2	81,052	81
PRICOA GLOB FUND 4.35 6/1	555,000	555
PRINCIPL LIFE MTN 5.15 9/	850,000	853
PRINC LIFE 5.125% 6/28/07	500,000	508
PRINC LIFE MTN 3.625 4/30	150,000	146
PRINC LIFE 2.8 6/26/ 144A	100,000	97
RAMP 04-SL2 A1I 6.5 10/16	24,091	25
RAMP 03-SL1 A31 7.125 4/3	90,785	92
RAMP 03-RZ2 A1 3.6% 4/33	44,775	44
GMACM 05-AR5 1A1 CSTR 9/3	97,686	98
SBC COMM GLBL 6.25 3/15/1	835,000	872
SVOVM 05-A A 5.25 2/21	113,778	114
SBM7 00-C3 A2 6.592 12/33	235,000	247
SBM7 02-KEY2 A2 4.467 3/3	214,539	211
SBM7 00-C1 A2 7.52 12/09	260,000	277
SANTANDER 4.75 10/21 144A	600,000	596
SEMT 03-5 A2 6ML+33 9/33	59,839	60
SEMT 04-3 A 6ML+25 5/34	67,280	67
SRFC 2006-1A A1 5.84 5/18	207,482	211
STARW 99-C1A B 6.92 2/14	50,000	52
SASC 04-GEL1 A 1ML+36 2/3	9,162	9
TAROT 06-A A3 4.77% 1/11	160,000	160
TAROT 06-A A4 4.88% 4/13	190,000	189
TAROT 2006-C A4 5.07 5/13	152,490	154
TAROT 05-B A3 4.28% 6/10	390,000	387
TAROT 2006-B A3 5.41 8/11	160,000	161
TAROT 2006-B A4 5.52 11/1	300,000	305
USAOT 05-1 A4 4.13% 11/11	205,000	202
US BANK NA MTN 4.4 8/15/0	350,000	349
US BANCORP MTN 5.3 4/28/0	455,000	457
USTN 3.375% 9/15/09	5,743,000	5,580
USTN 3.375% 10/15/09	6,000,000	5,808
USTN 4.125% 8/15/10	5,000,000	4,966
USTN 4.375% 12/15/10	2,500,000	2,523
USTN 4.875% 5/31/11	5,000,000	5,163
VWALT 2006-A A3 5.5% 9/09	400,000	403
WESTO 04-3 A4 3.93% 2/12	400,000	395

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
WESTO 04-4 A4 3.44% 5/12	305,000	298
WAOT 05-B A3 4.79% 4/10	225,000	224
WBCMT 05-C16 APB 4.692 10	130,000	127
WBCMT 03-C6 A2 4.498 8/35	230,000	227
WBCMT 03-C7 A1 4.241 10/3	287,609	282
WBCMT 03-C8 A3 4.445 11/3	300,000	294
WBCMT 04-C14 A2 4.368 8/4	230,000	226
WBCMT 2004-C15 A2 4.039 1	330,000	321
WBCMT 04-C15 XP CSTR 10/4	5,039,531	166
WBCMT 05-C16 A2 4.38 10/4	315,000	310
WBCMT 05-C22 A1 4.98 12/4	175,500	176
WBCMT 06-C24 XP CSTR 3/45	7,086,215	49
WBCMT 06-C25 A2 5.684 5/4	500,000	512
WALOT 06-1 A-3 5.1 7/11	185,000	186
WBCMT 2006-C27 A1 5.405 7	196,172	198
WBCMT 2006-C27 XP CSTR 7/	6,185,000	111
WALOT 06-2 A-2 5.35% 5/10	405,000	406
WALOT 06-2 B 5.29% 6/12	90,000	91
WMLT 05-B 2A4 CSTR 10/35	40,000	40
WACHOVIA CORP 3.5 8/15/08	200,000	196
WAMMS 03-MS9 2A1 7.5 12/3	26,735	28
WAMMS 04-RA2 2A 7% 7/33	33,116	34
WELLS FARGO & CO 4 9/10/1	125,000	124
WELLS FARGO 3.125 4/1/09	510,000	489
WELLS FARGO 4.2% 1/15/10	400,000	394
WELLS FARGO GLBL 4.125 3/	965,000	956
WELLS FARGO 3.98 10/29/10	575,000	552
WFMBS 03-14 1A1 4.75 12/1	184,223	180
WFMBS 05-AR4 2A2 CSTR 4/3	595,190	588
WFMBS 05-AR2 2A2 4.57 3/3	320,812	317
WFMBS 5-AR9 2A1 CSTR 5/35	222,421	219
WFMBS 05-AR10 2A2 CSTR 6/	265,628	261
WFMBS 05-AR12 2A6 CSTR 7/	307,042	304
WFMBS 06-AR8 2A6 CSTR 4/3	415,000	415
WESTO 05-3 A4 4.39 5/13	205,000	203
WESTO 05-3 B 4.50 5/13	80,000	79
WALT 04-1 A3 2.96% 6/08	300,468	299
WOART 04-A A4 3.96% 7/11	265,000	264

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: ______________________
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: FEBRUARY 27, 2007

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, and 333-62669 of Deere & Company and subsidiaries on Form S-8 of our report dated February 27, 2007, relating to the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2006.

Deloitte & Touche LLP

February 27, 2007

END

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